September 12, 2005

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn. Mr. Larry Spirgel, assistant director

Re: Crow Technologies 1977 Ltd.

Form 20-F for fiscal year ended December 31, 2004 Filed: July 14, 2005 File No. 0-13844

Ladies and Gentlemen:

This letter is submitted on behalf of Crow Technologies 1977 Ltd. (the “Company” or “Crow Technologies”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the year ended December 31, 2004.

Our numbered responses below correlate to the numbers in Staff comment letter dated August 25, 2005.

1.	According to Staff’s request set forth below are our response to comments 7, 17, 18 and 19 in its letter dated September 13, 2002, issued on the Form 20-F for the year ended December 31, 2001.

a.	In response to the Staff’s comment #7 in its letter dated September 13, 2002, please note that the third party together with whom the Company established Actech Access Technologies Ltd., is Camden Trading Ltd. Inc. This information was disclosed by the Company on page 19 and in Exhibit 4.6 to the Company’s Form 20-F for the year ended 2002.

b.	In response to the Staff’s comment #17 in its letter dated September 13, 2002, the price differences in the two acquisitions were as follows:

Acquisition	Date of Acquisition	Market price Per share (in USD)[1]	Purchase Price Per share (in USD)	Number of Shares issued

Crow Australia	April 1, 2001	6.4	10.4	26,900
Arrow Head	January 1, 2001	6.4	14.8	25,000

[1] The price of $6.4 was calculated as the volume weighted average market price of the Company’s shares during the first five months of 2001.

APB 16 states in paragraph 74 that “...the quoted market price of an equity security issued to effect a business combination may usually be used to approximate the fair value of an acquired company after recognizing possible effects of price fluctuations, quantities traded, issue costs, and the like.”

During the first five months of 2001, there was little or hardly any trade in the Company’s shares and the cumulated trade volume in said period was of a total of approximately 125,100 shares. In addition, there were many days on which there was no trade in the shares at all. Furthermore, the following transactions indicated that the market price of the Company’s shares did not provide a reliable measure of the fair value of the Company shares that were issued as part of the Crow Australia and Arrow Head acquisitions:

During January 2001, one of the Company’s principal shareholders sold 804,365 shares of the Company in exchange for $ 1.16 million and 2,339 ordinary shares of Silverboim Holdings Ltd. (“Silverboim”), the then controlling shareholder in the Company. The value of said 2,339 ordinary shares was $7.2 million, based on a cash transaction that took place two months later. During March 2001, Silverboim issued 1,072 ordinary shares to one of its shareholders in exchange for a cash amount of about $ 3.3 million (i.e. $3,078 per Silverboim share). Therefore, a cash for shares transaction ($1.16 million) that together with the shares exchange transaction (2,339 shares) represents a price per share of $10.4 for the Company’s shares, which, as indicated in the table above, is higher than the market price per share. Based on the cash transaction in Silverboim and the exchange of the Company’s shares for Silverboim’s shares, it was determined that the fair value of the Company’s shares during this period was $ 10.4 per share.

In view of the aforementioned, the Company decided that the market share price is not a reliable indicator of the fair value of the shares that were issued.

In the Arrow Head acquisition the Company used the price per share of $14.8 which was in accordance with the acquisition agreement instead of the price per share of $10.4 as discussed above. However, the difference between the acquisition price ($14.8) and $10.4, multiplied by the amount of shares issued pursuant to this transaction (25,000) was immaterial and thus was not corrected. Immateriality was considered in respect of total assets (approximately 0.5%) and in respect of the statements of operations (annual amortization of $22,000).

The Company believes that this treatment is in accordance with US GAAP and therefore no reconciliation is required.

Furthermore, the Company advises the Staff that had the Company used the market price of its shares (which is lower than the prices that were used in said acquisitions), negative goodwill would have resulted. Since the acquisitions did not involve the acquisition of significant assets besides the intangible assets, such negative goodwill would have been used to reduce the amounts assigned to the intangible assets acquired. Hence, the expenses related to the amortization of the intangibles acquired would have been lower for each year presented as follows:

Intangibles related to:	Annual amortization expenses difference
US dollar

Crow Australia acquisition	21,520
Arrow Head acquisition	42,000

c.	In response to Staff's comment #18 in its letter dated September 13, 2002, the excess cost over the fair value of the net tangible assets acquired in the Arrow-Head acquisition was allocated to technology-based intangible assets. These technology-based intangible assets include unpatented technology that was developed by Arrow-Head and is used in its products and production processes in the fields of control panels. After acquiring control of Arrow-Head, the Company used these technology and production processes in order to produce control panel products in its production facilities in Israel.

The Company determined the amortization period to be 5 years based on its estimation of the useful life of the technology acquired and the estimated useful life period of the products (control panel) acquired.

The Company believes that the accounting treatment used is in compliance with APB 16 and with SFAS 141 and 142 since the abovementioned intangible assets can be sold separately. The Company revised the term “know-how” in its 2002 financial statements to “Technology-based intangible assets”.

d.	In response to the Staff’s comment #19, the excess cost over the fair value of the net tangible assets acquired in the Crow Australia acquisition was allocated mainly to marketing and customer-related intangibles assets. The Company decided to acquire an interest in Crow Australia in order to enable it to take charge of the marketing policy in that region. Crow Australia was the sole distributor of the Company’s products in Australia and had a customer list. The Company wanted to insure that Crow Australia’s relationship with these customers would be in the control of the Company. Therefore the Company ascribed the excess cost to marketing and customer-based intangible assets and in compliance with APB 16 and SFAS 141 and 142. The Company revised the term “marketing rights” in its 2002 financial statements to “customer related intangible assets”.

The Company determined the amortization period to be 5 years based on its estimation of the period in which it could use the customer list relating to the existing line of products.

2.	In response to Staff comment, the reclassification of NIS 638 thousands from “deferred taxes on income” in “long term liabilities” to “deferred income tax” in “other accounts receivable” in “current assets” did not have any effect on the consolidated statements of operations for the year ended December 31, 2003. Amounts that should have been classified in short term liabilities in 2003, in conformity with the Company’s policy in previous years and in the year 2004, were not classified so. Hence, in 2004, the Company reclassified those 2003 amounts. Since the amounts were reclassified as short term, the Company netted the short term deferred tax liabilities from its short term deferred tax assets that relate to the same tax jurisdiction.

3.	In response to Staff comments, the Company considers revenue recognition to be a critical policy. Revenue recognition involves judgment related to collectability and requires the Company to comply, among others, with the other three basic revenue recognition criteria. Although once determined, such policy does not change often, the initial determination requires significant consideration of the accounting guidance (such as the determination of the Company having an evidence of an arrangement, fixed fee and the determination of when delivery has occurred). Due to the importance given to reported revenues and in light of market sensitivity to the subject, the Company determined that revenue recognition policy is a critical accounting policy.

With respect to allowances for doubtful accounts, the Company has a limited number of major customers with a large and material sales volume. Accordingly, the Company views allowance for doubtful accounts to be a critical accounting policy that involves significant judgment.

As for the Company’s accounting policies for inventories and impairment of property and equipment and intangible assets, the Company acknowledges that accounting should be considered among critical accounting policies and will include such discussion in future filings.

Regarding the Staff request to disclose in future filings how accurate the estimates of the net realizable revenue have been in the past and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of our estimates, we assume that the Staff request is in regard to the net realizable value of the inventory and accept the Staff request to disclose in future filings how accurate the estimates of the net realizable value of the inventory have been in the past and provide sensitivity analysis depicting reasonably likely scenarios had other variables been chosen in the determination of our estimates

4.	In response to Staff comments, we do not have any continuing involvement or significant post-sales commitments regarding our sales (besides of customary warranty), in addition, our sales do not involve multiple elements.

Our standard product warranty is for a term ranging between one to five years, depending, inter alia, on the specific product. Based on past experience, we did not have any material warranty expenses and therefore do not make any provisions for warranty in our financial statements.

5.	In response to Staff comments, we accept the Staff request to disclose in future filings the changes in each material component of the “Cost of sales” line item disclosed on page F-40 in the Company’s Form 20-F for the year ended December 31, 2004.

6.	In response to Staff comments, the Company holds 34% of the voting rights in the affiliate and the only type of shares that the Company holds in the affiliate are ordinary. In 2001 the affiliate issued convertible preferred shares to a third party for a consideration of $3,000,000. The preferred shares entitle their holders to liquidation (and deemed liquidation) preference (the preferred shares shall be entitled to receive, prior to and in preference to any payments by the Affiliate to any of the holders of any other classes of shares, an amount equal to the original amount paid in respect of their shares plus interest). Prior to the issuance of the preferred shares the Company’s investment in the affiliate’s equity according to US GAAP was nil (at the time of the issuance of the preferred share, the Company had, in addition to the investment in the affiliate’s shares, a balance of a loan to the affiliate at the amount of approximately $500,000). As a result of the issuance, the Company recorded capital gain under Israeli GAAP and recorded its share in the affiliate losses since. According to US GAAP, the Company applied, by analogy, SAB topic 5.H (question number 3) which states that “With respect to issuances of stock options, warrants, and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured” and thus did not record any capital gain from the issuance of the shares in the affiliate in 2001. As such, and since the Company’s balance of a loan to the affiliate is senior to the preferred shares, the Company, in accordance with EITF 99-10, did not record any equity losses/income (the affiliate’s shareholders’ equity is still positive but less than the $3,000,000 invested by the preferred shareholders).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response, please feel free to call the undersigned at +972-3-9726000.

Very truly yours, Jacob Batchon Financial Officer Crow Technologies 1977 Ltd.